UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Owlet, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

69120X107

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69120X107

1.	Name of Reporting Persons John Stanton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 61,874
	6.	Shared Voting Power 666,694
	7.	Sole Dispositive Power 61,874
	8.	Shared Dispositive Power 666,694

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 728,568
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.8
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69120X107

1.	Name of Reporting Persons Theresa Gillespie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 666,694
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 666,694

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,694
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.4
12.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This amended Schedule 13G (“Second Amendment”) is being filed in compliance with rule amendments governing beneficial ownership reporting under Section 13(g) of the Act which were adopted by the Securities and Exchange Commission (“SEC”) on October 10, 2023 (the “Rule Amendments”). Beginning on September 30, 2024, the Rule Amendments require all Schedule 13G reporting persons to file an amended Schedule 13G within 45 days after the end of a calendar quarter in which a material change occurred. Amendment No.1 to this Schedule 13G was filed with the SEC on February 9, 2024 (“Amendment No. 1), and this Second Amendment is being filed pursuant to the Rule Amendments to reflect all material changes since the filing of Amendment No. 1.

Item 1(a).	Name of Issuer:

Owlet, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

3300 North Ashton Boulevard, Suite 300

Lehi, Utah 84043

Item 2(a).	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

John Stanton

Theresa Gillespie

Item 2(b).	Address of Principal Business Office:

The principal business address of the Reporting Persons is P.O. Box 465, Medina, Washington 98039.

Item 2(c).	Citizenship of each Reporting Person is:

Each of the Reporting Persons is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Class A Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number

69120X107

Item 3.

Not applicable.

Item 4.	Ownership.

The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of the date hereof, based upon 15,276,361 shares of the Issuer’s Common Stock outstanding as of September 13, 2024 upon the closing of the Issuer’s public offering, as reported in the Issuer’s prospectus supplement filed with the SEC on September 12, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
John Stanton	728,568	4.8%	61,874	666,694	61,874	666,694
Theresa Gillespie	666,694	4.4%	0	666,694	0	666,694

The amounts reported above represent (i) 176,974 shares of Common Stock held by the Reporting Persons as tenants in common; (ii) 38,147 shares of Common Stock held as tenants in common through their 89.77% ownership of PN Cellular Inc., an entity that owns 42,494 shares of Common Stock; (iii) 15,465 shares of Common Stock beneficially owned by Mr. Stanton as the sole trustee for the Peter Thomsen Trust #2, (iv) 15,465 shares of Common Stock beneficially owned by Mr. Stanton as the sole trustee for the Samuel Thomsen Trust #2, (v) 1,457 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by John Stanton as sole trustee for the Peter Thomsen Trust #2, (vi) 2,982 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock beneficially owned by John Stanton as sole trustee for the Peter Thomsen Trust #2, (vii) the issuance of 11,033 shares of Common Stock upon the exercise of warrants beneficially owned by John Stanton as sole trustee for the Peter Thomsen Trust #2, (viii) 1,457 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by John Stanton as sole trustee for the Samuel Thomsen Trust #2, (ix) 2,982 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock beneficially owned by John Stanton as sole trustee for the Samuel Thomsen Trust #2, (x) 11,033 shares of Common Stock issuable upon the exercise of warrants beneficially owned by John Stanton as sole trustee for the Samuel Thomsen Trust #2, (xi) 42,711 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by the Reporting Persons as tenants in common, (xii) 86,612 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock beneficially owned by the Reporting Persons as tenants in common, and (xiii) the issuance of 322,250 shares of Common Stock upon the exercise of warrants held by the Reporting Persons as tenants in common.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 24, 2024

JOHN STANTON

By:	/s/ John Stanton

THERESA GILLESPIE

By:	/s/ Theresa Gillespie